May 20, 2011

VIA EDGAR AND FEDERAL EXPRESS

John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4361

Re:	URS Corporation
Form 10-K for the fiscal year ended December 31, 2010
File No. 1-7567

Dear Mr. Cash:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the response of URS Corporation (the “Company” or “we”) to the comment in your letter dated May 12, 2011 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 28, 2011.  For your convenience, we have reproduced your comment in italics below.

Form 10-K for the period ended April 2, 2010

1.	Please amend your fiscal year Form 10-K in full to address each of the following:

•
Please identify the framework used to evaluate the effectiveness of your internal control over financial reporting in your Item 9A disclosures.  Please refer to Item 308(a)(2) of Regulation S-K for guidance.

•	Please reference the correct filing in your 302 certifications in Exhibits 31.1 and 31.2. Please refer to Item 601(b)(31) of Regulation S-K for guidance.

Please note that an amendment for these omissions/errors requires the inclusion of all parts and items in the Form 10-K to be included.  Please provide investors with an explanation for the amendment prior to Part I of the Form 10-K.  Please ensure that your 302 and 906 certifications reference the amended Form 10-K and have an updated date.

Response:

We acknowledge the inadvertent omission and the errors in EDGARization identified by the Staff in our Form 10-K for the fiscal year ended December 31, 2010.  We are filing an amendment that includes all parts and items of the Form 10-K, including an explanation for the amendment, updated and corrected 302 certifications, and updated 906 certifications.

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Closing

In response to the Staff’s request for a written confirmation from us regarding our disclosure obligations and the Commission’s comment process, we hereby confirm that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)
the comments of the Staff or changes made to the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the Form 10-K for the fiscal year ended December 31, 2010; and

(c)	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to call me at (415) 774-2752.

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President, Controller and Chief Accounting Officer
URS Corporation

cc:

Tracey Houser
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance

Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

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Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Craig Lutz
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004

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